Exhibit 4.1

THE MACERICH COMPANY

2005 DEFERRED COMPENSATION PLAN

FOR SENIOR EXECUTIVES

(Effective January 1, 2005)

TABLE OF CONTENTS

ARTICLE I	TITLE AND DEFINITIONS

1.1	Title

1.2	Definitions

ARTICLE II	PARTICIPATION

2.1	Participation

ARTICLE III	DEFERRAL ELECTIONS

3.1	Elections to Defer Compensation

3.2	Investment Elections

ARTICLE IV	PARTICIPANT ACCOUNTS

4.1	Deferral Account

4.2	Company Matching Account

ARTICLE V	VESTING

5.1	Deferral Account

5.2	Company Matching Account

ARTICLE VI	DISTRIBUTIONS

6.1	Time and Form of Distribution

6.2	Small Benefits

6.3	Change in Election of Time and Form of Distribution

ARTICLE VII	HARDSHIP DISTRIBUTIONS

7.1	Hardship Distribution

ARTICLE VIII	LIFE INSURANCE FOR ELIGIBLE EMPLOYEES

8.1	Life Insurance Coverage

ARTICLE IX	ADMINISTRATION

9.1	Members

9.2	Committee Action

9.3	Powers and Duties of the Committee

9.4	Construction and Interpretation

9.5	Information

9.6	Compensation, Expenses and Indemnity

9.7	Quarterly Statements

ARTICLE X	MISCELLANEOUS

10.1	Unsecured General Creditor

10.2	Restriction Against Assignment

10.3	Withholding

10.4	Amendment, Modification, Suspension or Termination

10.5	Governing Law

10.6	Receipt or Release

10.7	Payments on Behalf of Persons under Incapacity

10.8	Headings, etc. Not Part of Agreement

10.9	Limitation on Participants’ Rights

ARTICLE XI	CLAIMS PROCEDURE

11.1	Claims Procedure

THE MACERICH COMPANY

2005 DEFERRED COMPENSATION PLAN

FOR SENIOR EXECUTIVES

(Effective January 1, 2005)

The Macerich Company (the “Company”) hereby establishes this deferred compensation plan (the “Plan”), effective January 1, 2005, to provide supplemental retirement income benefits through deferrals of salary and bonuses.

ARTICLE I

TITLE AND DEFINITIONS

1.1                                 Title.

This Plan shall be known as The Macerich Company 2005 Deferred Compensation Plan for Senior Executives.

1.2                                 Definitions.

Whenever the following words and phrases are used in this Plan, with the first letter capitalized, they shall have the meanings specified below.

“Account” or “Accounts” shall mean a Participant’s Deferral Account and/or Company Matching Account.

“Beneficiary” means (a) in the case of a Participant who is a participant in the Prior Plan, the beneficiary designated under the Prior Plan by the Participant to receive benefits in the event of the Participant’s death or (b) in the case of a Participant who is not a participant in the Prior Plan, the person or persons, including a trustee, personal representative or other fiduciary, last designated in writing by a Participant in accordance with procedures established by the Committee to receive the benefits specified hereunder in the event of the Participant’s death.  If there is no valid Beneficiary designation in effect, or if there is no surviving designated Beneficiary, then the Participant’s surviving spouse shall be the Beneficiary.  If there is no surviving spouse to receive any benefits payable in accordance with the preceding sentence, the duly appointed and currently acting personal representative of the Participant’s estate (which shall include either the Participant’s probate estate or living trust) shall be the Beneficiary.  In any case where there is no such personal representative of the Participant’s estate duly appointed and acting in that capacity within 90 days after the Participant’s death (or such extended period as the Committee determines is reasonably necessary to allow such personal representative to be appointed, but not to exceed 180 days after the Participant’s death), then Beneficiary shall mean the person or persons who can verify by affidavit or court order to the satisfaction of the Committee that they are legally entitled to receive the benefits specified hereunder.  In the event any amount is payable under the Plan to a minor, payment shall not be made to the minor, but instead be paid (a) to that person’s living parent(s) to act as custodian, (b) if that person’s parents are then divorced, and one parent is the sole custodial parent, to such custodial parent, or (c) if no parent of that person is then living, to a custodian selected by the Committee to hold the funds for the minor under the Uniform Transfers or Gifts to Minors Act in effect in the jurisdiction in which the minor resides.  If no parent is living and the Committee decides not to select another custodian to hold the funds for the minor, then payment shall be made to the duly appointed and currently acting guardian of the estate for the minor or, if no guardian of the estate for the minor is duly appointed and currently acting within 60 days after the date the amount becomes payable, payment shall be deposited with the court having jurisdiction over the estate of the minor.

“Board of Directors” or “Board” shall mean the Board of Directors of The Macerich Company.

“Bonus” shall mean any incentive compensation payable to a Participant in addition to the Participant’s Salary prior to any deferrals under this Plan or any salary reduction contributions to a plan described in Section 401(k) of the Code or Section 125 of the Code.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Committee” shall mean the Committee appointed pursuant to Section 9.1 of this Plan.

“Company” shall mean The Macerich Company, its subsidiaries and successors and, where the context warrants, The Macerich Partnership, L.P., Macerich Property Management Company, LLC, Macerich Management Company, Westcor Partners, LLC, Westcor Realty Limited Partnership and Macerich Westcor Management Company.

“Company Matching Account” shall mean the bookkeeping account maintained by the Committee for each Participant that is credited with an amount equal to

(1) the Company Matching Amount, and (2) earnings or losses thereon pursuant to Section 4.2.

“Company Matching Amount” shall mean an amount equal to a percentage, determined by the Company in its sole discretion, of the amount of Compensation deferred under the Plan for the Plan Year.

“Compensation” shall mean the Salary and Bonus that the Participant is entitled to for services rendered to the Company.

“Deferral Account” shall mean the bookkeeping account maintained by the Committee for each Participant that is credited with amounts equal to (1) the portion of the Participant’s Salary that he or she elects to defer, (2) the portion of the Participant’s Bonus that he or she elects to defer, and (3) earnings or losses thereon pursuant to Section 4.1.

“Earnings Rate” shall mean, for each Fund, an amount equal to the net rate of gain or loss on the assets of such Fund determined for each business day.

“Effective Date” of this Plan shall mean January 1, 2005.

“Eligible Employee” for any Plan Year shall mean each key executive of the Company designated by the Committee whose annualized Salary is equal to or greater than $120,000.  Notwithstanding the foregoing, any key executive of the Company designated by the Committee who is a participant in the Prior Plan shall be an Eligible Employee for purposes of this Plan.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Fund” or “Funds” shall mean one or more of the investment funds designated in Section 3.2(a).

“Key Employee” shall mean any Participant who is a “key employee” of the Company as defined in Section 416(i) of the Code.

“Participant” shall mean any Eligible Employee who elects to defer compensation in accordance with Section 3.1.

“Payment Eligibility Date” shall mean the first day of the month following the day on which a Participant terminates employment or dies; provided, however, that if a Participant is a Key Employee and his or her employment terminates for any reason other than death, then the Payment Eligibility Date shall mean the last day of the six-month period immediately following the Participant’s termination of employment (or, if the Participant dies prior to the end of such six-month period, the date of the Participant’s death).  Notwithstanding the foregoing, a termination of employment shall not be deemed to have occurred for any purpose under the Plan unless such termination of employment constitutes a “separation from service” as defined under Section 409A (or other applicable section) of the Code and any regulations promulgated thereunder.

“Plan” shall mean The Macerich Company 2005 Deferred Compensation Plan for Senior Executives set forth herein, now in effect, or as amended from time to time.

“Plan Year” shall mean the 12 consecutive month period beginning on January 1 each year.

“Prior Plan” shall mean The Macerich Company Deferred Compensation Plan for Senior Executives, as amended.

“Salary” shall mean the Participant’s base pay prior to any deferrals under this Plan or any other nonqualified elective plan of deferred compensation maintained by the Company or any salary reduction contributions to a plan described in Section 401(k) of the Code or Section 125 of the Code.

ARTICLE II

PARTICIPATION

2.1                                 Participation.

Participation in the Plan is voluntary.  An Eligible Employee shall become a Participant in the Plan by electing to defer Compensation in accordance with Section 3.1.

ARTICLE III

DEFERRAL ELECTIONS

3.1                                 Elections to Defer Compensation.

(a)                                  Elections to Defer.  Each Eligible Employee may elect to defer Compensation for any Plan Year by filing with the Committee an election that conforms to the requirements of this Section 3.1, on a form provided by the Committee, no later than the December 15 immediately preceding such Plan Year (or such later date that the Committee determines, but in no event later than December 31) in which the Compensation is to be earned.  The Committee shall notify each Eligible Employee of his or her eligibility to participate in the Plan at least 10 days prior to the time he or she must file an election for participation.  Each participation election shall signify the portion of the Eligible Employee’s Salary or Bonus, as applicable, that he or she elects to defer.

(b)                                 Amount of Deferrals.  Subject to the limitation described in the second sentence of this Section 3.1(b), the amount of Compensation that an Eligible Employee may elect to defer is as follows:

(1)                                  Any percentage of Salary up to 50%, except that Mace Siegel, Dana Anderson, Arthur Coppola and Edward Coppola may each defer up to 100% of Salary, which Salary percentage shall be deferred ratably over the Plan Year; and/or

(2)                                  Any percentage of Bonus, if any, up to 100%.

Notwithstanding the foregoing, the maximum amount of Compensation that an Eligible Employee may defer under this Plan and any other nonqualified elective plan of deferred compensation maintained by the Company shall be reduced by the amount of Compensation that the Eligible Employee could have deferred under any qualified cash or deferred arrangement as described in Section 401(k) of the Code (a “401(k) Plan”) without violating Section 402(g) of the Code or the maximum elective contributions permitted under the terms of the 401(k) Plan.

(c)                                  Effect of Election.  An election to defer Salary for a Plan Year shall apply to all Salary earned during each pay period beginning in such Plan Year, and an election to defer Bonuses for a Plan Year shall apply to any Bonus earned during such Plan Year.  Notwithstanding the foregoing, an individual who becomes an Eligible Employee during a Plan Year may elect to participate in the Plan during such Plan Year by filing such written application with the Committee no later than the 30th day following the date on which such individual becomes an Eligible Employee.  An election filed in accordance with the preceding sentence shall be effective solely with respect to Salary and that portion of any Bonus earned on or after the first day of the first complete pay period commencing after the filing of such election.

(d)                                 Irrevocability.  Any election filed pursuant to this Section 3.1 shall apply only prospectively and shall be irrevocable for the Plan Year (or portion thereof) to which such election applies.

(e)                                  Withholding Taxes.  Any deferral election that, either alone or in combination with a deferral election under this or any other nonqualified elective deferred compensation plan maintained by the Company (hereinafter referred to as an “Other Plan”), would reduce the Compensation payable to a Participant for a Plan Year to an amount less than the amount of federal, state and local withholding taxes applicable to his or her total deferred and nondeferred Compensation for such Plan Year and to any of his or her Company Matching Amounts (under this Plan and/or an Other Plan) that are subject to withholding taxes for such Plan Year shall be subject to the Company’s receipt from the Participant of an amount equal to the excess of such withholding taxes over the nondeferred Compensation payable to the Participant (the “Withholding Tax Deficiency”) on or before December 31 of such Plan Year.  In the event that a Participant fails to timely pay to the Company the total amount of such Withholding Tax Deficiency, the Company shall reduce the amount credited to a Participant’s Deferral Account under this Plan or to the Participant’s account under an Other Plan or any combination thereof, in the Company’s sole discretion, by an amount equal to the unpaid Withholding Tax Deficiency plus any additional withholding taxes due as a result of such reduction in the amount of the Participant’s deferred Compensation for the Plan Year.  In addition, in the event of a reduction in the amount of a Participant’s Compensation that is deferred under this Plan pursuant to the preceding sentence, the Company shall reduce the amount of any Company Matching Amount under this Plan for the Participant for the Plan Year to reflect such reduction in the amount of deferred Compensation.

3.2                                 Investment Elections.

(a)                                  At the time of making the first deferral election described in Section 3.1, the Participant shall designate, on a form provided by the Committee or otherwise in accordance with procedures established by the Committee, the Fund or

Funds in which the Participant’s deferrals under such election (and any subsequent deferral elections) and corresponding Company Matching Amounts will be deemed to be invested for purposes of determining the amount of earnings or losses to be credited to the Participant’s Accounts.  As of the Effective Date, the Funds shall be the following:

1.                                       Northwestern Mutual Life Guaranteed Interest Fund

2.                                       Northwestern Mutual Life Money Market Fund

3.                                       Northwestern Mutual Life Select Bond Fund

4.                                       Northwestern Mutual Life High Yield Bond Fund

5.                                       Northwestern Mutual Life Balanced Fund

6.                                       Northwestern Mutual Life Index 500 Stock Fund

7.                                       Mason Street Advisors Large Cap Core Stock Fund

8.                                       Northwestern Mutual Life Growth Stock Fund

9.                                       Franklin Templeton International Equity Fund

10.                                 Northwestern Mutual Life Aggressive Growth Stock Fund

11.                                 Northwestern Mutual Life Index 400 Stock Fund

12.                                 Russell Real Estate Securities Fund

13.                                 T. Rowe Price Small Cap Value Fund

(b)                                 In making the designation pursuant to this Section 3.2, the Participant must specify, in whole numbers, the percentage of his or her Deferral Account and Company Matching Account that shall be deemed to be invested in one or more of the Funds.  Effective as of the end of the day on which the Committee receives the Participant’s election, a Participant may change the designation made under this Section 3.2 by filing an election in accordance with procedures established by the Committee.  If a Participant fails to elect a Fund under this Section 3.2, he or she shall be deemed to have elected the Northwestern Mutual Life Money Market Fund.

(c)                                  The Earnings Rate of each Fund shall be used to determine the amount of earnings or losses to be credited to the Participant’s Accounts under Article IV.  The Company reserves the right to increase or decrease the number of the Funds listed in Section 3.2(a), as well as the right to designate other investment funds as the Funds (instead of those currently listed in Section 3.2(a)) for purposes of this Plan.

(d)                                 Notwithstanding the Participant’s ability to designate the Funds in which his or her Accounts shall be deemed to be invested, the Company shall have no obligation to invest any funds in accordance with any Participant’s election.  A Participant’s Accounts shall merely be bookkeeping entries on the Company’s books, and no Participant shall obtain any interest in any Funds.

ARTICLE IV

PARTICIPANT ACCOUNTS

4.1                                 Deferral Account.

The Committee shall establish and maintain a Deferral Account for each Participant under the Plan.  Each Participant’s Deferral Account shall be divided into separate subaccounts (“investment fund subaccounts”), each of which corresponds to an investment fund elected by the Participant pursuant to Section 3.2.  A Participant’s Deferral Account shall be credited as follows:

(a)                                  As of the last date of each month, the Committee shall credit the investment fund subaccounts of the Participant’s Deferral Account with an amount equal to Salary deferred by the Participant during each pay period ending in that month in accordance with the Participant’s election under Section 3.2(a); that is, the portion of the Participant’s deferred Salary that the Participant has elected to be deemed to be invested in a certain Fund shall be credited to the investment fund subaccount corresponding to that Fund;

(b)                                 As of the last day of the month in which the Bonus or partial Bonus would have been paid, the Committee shall credit the investment fund subaccounts of the Participant’s Deferral Account with an amount equal to the portion of the Bonus deferred by the Participant’s election under Section 3.2(a); that is, the portion of the Participant’s deferred Bonus that the Participant has elected to be deemed to be invested in a particular Fund shall be credited to the investment fund subaccount corresponding to that Fund; and

(c)                                  As of the end of each business day, each investment fund subaccount of a Participant’s Deferral Account shall be credited with earnings or losses in an amount equal to that determined by multiplying the balance of such investment fund subaccount as of the end of the prior business day by the Earnings Rate for the corresponding Fund for the day of crediting.

4.2           Company Matching Account.

The Committee shall establish and maintain a separate Company Matching Account for each Participant under the Plan.  Each Participant’s Company Matching Account shall be divided into separate investment fund subaccounts corresponding to the investment funds elected by the Participant pursuant to Section 3.2.  A Participant’s Company Matching Account shall be credited as follows:

(a)                                  As of the last day of each Plan Year or at more frequent intervals as determined by the Committee, the Company shall credit the investment fund subaccounts of the Participant’s Company Matching Account with an amount equal to the Company Matching Amount, if any, applicable to that Participant; that is, the portion of the Company Matching Amount, if any, which the Participant elected to be deemed to be invested in a certain Fund shall be credited to the corresponding investment fund subaccount; and

(b)                                 As of the end of each business day, each investment fund subaccount of a Participant’s Company Matching Amount shall be credited with earnings or losses in an amount equal to that determined by multiplying the balance of such investment fund subaccount as of the end of the prior business day by the Earnings Rate for the corresponding Fund for the day of crediting.

In addition, the Company may at any time direct the Committee to credit a Participant’s Company Matching Account with such additional amount that the Company has determined, for any reason, to credit to such Participant.

ARTICLE V

VESTING

5.1                                 Deferral Account.

A Participant’s Deferral Account shall at all times be 100% vested.

5.2                                 Company Matching Account.

A Participant’s Company Matching Account shall at all times be 100% vested.

ARTICLE VI

DISTRIBUTIONS

6.1                                 Time and Form of Distribution.

(a)                                  The amount credited to a Participant’s Deferral Account and the amount credited to his or her Company Matching Account shall be paid to the Participant (or, in the case of his or her death, Beneficiary) in the form of a cash lump sum payment on his or her Payment Eligibility Date.  Notwithstanding the foregoing, on a distribution election form filed simultaneously with and in the same manner as the first deferral election form that a Participant files in accordance with the provisions of Section 3.1 hereof, a Participant may elect to have the amounts credited to his or her Accounts distributed to him or her in any one of the following optional forms of distribution:

(1)                                  A scheduled in-service distribution on a specified date (no earlier than January 1 of the year following the Participant’s first year of participation in the Plan) of all or a specified percentage of the amount credited to the Participant’s Accounts (as of the specified date), with all remaining amounts then credited or subsequently credited to the Participant’s Accounts distributed in a lump sum on the Participant’s Payment Eligibility Date; provided that, if the Participant’s Payment Eligibility Date occurs prior to the scheduled in-service distribution date, then the total amount credited to the Participant’s Accounts will be paid in a lump sum payment on the Participant’s Payment Eligibility Date;

(2)                                  A cash lump sum payable on the later of some specified date or the Participant’s Payment Eligibility Date;

(3)                                  A specified number of substantially equal monthly installments (not to exceed 180) commencing on the later of a specified date or the Participant’s Payment Eligibility Date;

(4)                                  A specified number of substantially equal annual installments (not to exceed 15) commencing on the later of a specified date or the Participant’s Payment Eligibility Date; or

(5)                                  Any other method selected by the Participant that is approved by the Committee in its sole and absolute discretion, provided that payment is not made or payments do not begin before the Participant’s Payment Eligibility Date.

(b)                                 An election made under Section 6.1(a) shall apply to all amounts deferred for all Plan Years under this Plan and may be changed only in accordance with Section 6.3.

(c)                                  The Participant’s Accounts shall continue to be credited with earnings or losses pursuant to Article IV of the Plan until all amounts credited to his or her Accounts under the Plan have been distributed.

(d)                                 For all purposes under this Plan, a Participant shall not be considered terminated from employment if the Participant remains employed by The Macerich Company, any of its subsidiaries, The Macerich Partnership, L.P., Macerich Property Management Company, LLC, Macerich Management Company, Westcor

Partners, LLC, Westcor Realty Limited Partnership or Macerich Westcor Management Company.

(e)                                  In the event of the death of a Participant, the benefits described in this Section 6.1 shall be paid to the Participant’s Beneficiary in accordance with the Participant’s election hereunder.

6.2                                 Small Benefits.

Notwithstanding anything herein contained to the contrary, if the amount distributable in a form other than a cash lump sum to a Participant (or to the Beneficiary of a Participant as a result of the Participant’s death) is less than $10,000, such amount shall be paid in the form of a cash lump sum to the Participant (or Beneficiary);  provided, however, that if this provision would cause amounts deferred under this Plan to be included in the income of a Participant prior to the date of distribution, this provision shall not apply and distributions to each Participant shall be in accordance his or her election under this Plan.

6.3                                 Change in Election of Time and Form of Distribution.

A Participant may elect to change his or her distribution election under Section 6.1 by filing a new election with the Committee; provided, however, that (i) no such election shall be effective until one year after the date on which the election is made, (ii) the first payment with respect to which such election is made must be deferred for a period of not less than five years from the date such payment would otherwise have been made (except for distributions on account of death or hardship distributions), and (iii) any election related to a payment that commences on any date other than the Payment

Eligibility Date shall only be effective if it is made at least twelve months prior to the date of the first scheduled payment under such election.

ARTICLE VII

HARDSHIP DISTRIBUTIONS

7.1                                 Hardship Distribution.

(a)                                  Upon written request of a Participant, the Committee may, in its sole discretion, make a lump sum payment and/or accelerate the payment of installment payments due to a Participant in order to meet a severe financial hardship to the Participant resulting from (1) an illness or accident of the Participant, the Participant’s spouse or a dependent (as defined in Section 152(a) of the Code) of the Participant, (2) loss of the Participant’s property due to casualty, or (3) other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant.  However, no payment shall be made under this Section 7.1 to the extent that a hardship is or may be relieved (1) through reimbursement or compensation by insurance or otherwise or (2) by liquidation of the Participant’s assets, to the extent the liquidation of such assets would not itself cause severe financial hardship.  The amount of any hardship lump sum payment and/or accelerated amount shall not exceed the lesser of (1) the amount required to meet the immediate financial need created by such hardship plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution or (2) the entire amounts credited to the Participant’s Accounts.  The amount of any such payment shall be deducted from the amount credited to the Participant’s Accounts, pro rata from among each of the investment subaccounts of the Participant’s Deferral Account and Company Matching Account.  The remaining amounts credited to a Participant’s Accounts shall be distributed in accordance with the Participant’s distribution election.

ARTICLE VIII

LIFE INSURANCE FOR ELIGIBLE EMPLOYEES

8.1           Life Insurance Coverage.

Each Eligible Employee shall be eligible for life insurance coverage pursuant to the provisions of Article VIII of the Company’s Deferred Compensation Plan for Senior Executives.

ARTICLE IX

ADMINISTRATION

9.1                                 Members.

A Committee shall be appointed by, and serve at the pleasure of, the Board of Directors.  The number of members comprising the Committee shall be determined by the Board, which may from time to time vary the number of members.  A member of the Committee may resign by delivering a written notice of resignation to the Board.  The Board may remove any member by delivering a certified copy of its resolution of removal to such member.  Vacancies in the membership of the Committee shall be filled promptly by the Board.

9.2                                 Committee Action.

The Plan shall be administered by the Committee.  The Committee shall act at meetings by affirmative vote of a majority of the members of the Committee.  Any action permitted to be taken at a meeting may be taken without a meeting if, prior to such action, a written consent to the action is signed by all members of the Committee and such written consent is filed with the minutes of the proceedings of the Committee.  A member of the Committee shall not vote or act upon any matter which relates solely to himself or herself as a Participant.  The Chairman or any other member or members of the Committee designated by the Chairman may execute any certificate or other written direction on behalf of the Committee.

9.3                                 Powers and Duties of the Committee.

(a)                                  The Committee, on behalf of the Participants and their Beneficiaries, shall enforce the Plan in accordance with its terms, shall be charged with the general administration of the Plan, and shall have all powers necessary to accomplish its purposes, including, but not by way of limitation, the following:

(1)                                  To determine all questions relating to the eligibility of employees to participate;

(2)                                  To construe and interpret the terms and provisions of this Plan;

(3)                                  To compute the Earnings Rate for each Fund in accordance with the terms of the Plan;

(4)                                  To compute and certify to the amount and kind of benefits payable to Participants and their Beneficiaries;

(5)                                  To maintain all records that may be necessary for the administration of the Plan;

(6)                                  To provide for the disclosure of all information and the filing or provision of all reports and statements to Participants, Beneficiaries or governmental agencies as shall be required by law;

(7)                                  To make and publish such rules for the regulation of the Plan and procedures for the administration of the Plan as are not inconsistent with the terms hereof; and

(8)                                  To appoint a plan administrator or any other agent, and to delegate to them such powers and duties in connection with the administration of the Plan as the Committee may from time to time prescribe.

9.4           Construction and Interpretation.

The Committee shall have full discretion to construe and interpret the terms and provisions of this Plan, which interpretation or construction shall be final and binding on all parties, including but not limited to the Company and any Participant or Beneficiary.  The Committee shall administer such terms and provisions in a uniform and nondiscriminatory manner and in full accordance with any and all laws applicable to the Plan.

9.5           Information.

To enable the Committee to perform its functions, the Company shall supply full and timely information to the Committee on all matters relating to the Compensation of all Participants, their death or other cause of termination, and such other pertinent facts as the Committee may require.

9.6                                 Compensation, Expenses and Indemnity.

(a)                                  The members of the Committee shall serve without compensation for their services hereunder.

(b)                                 The Committee is authorized at the expense of the Company to employ such legal counsel as it may deem advisable to assist in the performance of its duties hereunder.  Expenses and fees in connection with the administration of the Plan shall be paid by the Company.

(c)                                  To the extent permitted by applicable state law, the Company shall indemnify and save harmless the Committee and each member thereof, the Board of Directors and any delegate of the Committee who is an employee of the Company against any and all expenses, liabilities and claims, including legal fees to defend against such liabilities and claims arising out of their discharge in good faith of responsibilities under or incident to the Plan, other than expenses and liabilities arising out of willful misconduct.  This indemnity shall not preclude such further indemnities as may be available under insurance purchased by the Company or provided by the Company under any bylaw, agreement or otherwise, as such indemnities are permitted under state law.

9.7                                 Quarterly Statements.

Under procedures established by the Committee, a Participant shall receive a statement with respect to such Participant’s Accounts as soon as practicable following the end of each calendar quarter ending on March 31, June 30, September 30 or December 31.

ARTICLE X

MISCELLANEOUS

10.1                           Unsecured General Creditor.

Participants and their Beneficiaries, heirs, successors, and assigns shall have no legal or equitable rights, claims, or interest in any specific property or assets of the Company.  No assets of the Company shall be held under any trust, or held in any way as collateral security for the fulfilling of the obligations of the Company under this Plan.  Any and all of the Company’s assets shall be, and remain, the general, unpledged, unrestricted assets of the Company.  The Company’s obligation under the Plan shall be merely that of an unfunded and unsecured promise of the Company to pay money in the future, and the rights of the Participants and Beneficiaries shall be no greater than those of unsecured general creditors.

10.2                           Restriction Against Assignment.

The Company shall pay all amounts payable hereunder only to the person or persons designated by the Plan and not to any other person or corporation.  No part of a Participant’s Accounts shall be liable for the debts, contracts, or engagements of any Participant, his or her Beneficiary, or successors in interest, nor shall a Participant’s Accounts be subject to execution by levy, attachment, or garnishment or by any other legal or equitable proceeding, nor shall any such person have any right to alienate, anticipate, commute, pledge, encumber, or assign any benefits or payments hereunder in any manner whatsoever.  If any Participant, Beneficiary or successor in interest is adjudicated bankrupt or purports to anticipate, alienate, sell, transfer, assign, pledge, encumber or charge any distribution or payment from the Plan, voluntarily or involuntarily, the Committee, in its discretion, may cancel such distribution or payment (or any part thereof) to or for the benefit of such Participant, Beneficiary or successor in interest in such manner as the Committee shall direct.

10.3                           Withholding.

(a)                                  There shall be deducted from each payment made under the Plan all taxes which are required to be withheld by the Company in respect to such payment.  The Company shall have the right to reduce any payment by the amount of cash sufficient to provide the amount of said taxes.

(b)                                 In the event that a Participant defers compensation in excess of the amount required to be withheld for federal, state or local tax purposes, the provisions of Section 3.1(e) shall apply.

10.4                           Amendment, Modification, Suspension or Termination.

The Company may amend, modify, suspend or terminate the Plan in whole or in part.  The Committee may amend the Plan to (a) ensure the Plan complies with the requirements of Section 409A of the Code for the deferral of taxation on deferred compensation to the time of distribution and (b) add provisions for changes to the deferral elections and elections as to the time and manner of distributions that comply with such requirements of Section 409A of the Code.  Notwithstanding the foregoing rights of the Company and the Committee to amend the Plan, no amendment, modification, suspension or termination shall reduce any amounts allocated previously to a Participant’s Accounts.  In the event that this Plan is terminated, the amounts credited to a Participant’s Deferral Account and Company Matching Account shall be distributed to the Participant or, in the event of his or her death, to his or her Beneficiary in a lump sum within thirty (30) days following the date of termination; provided, however, if the foregoing provision would cause the amounts deferred under this Plan to be included in the income of Participants prior to the date of distribution, such provision shall not apply and distributions to the Participants or their Beneficiaries shall be made on the dates on which the Participants or their Beneficiaries would receive benefits hereunder without regard to the termination of the Plan.  Notwithstanding the foregoing, if amounts deferred under the Plan have become taxable to Participants as of the date of the Plan termination, distributions shall be made as soon as practicable following the termination of the Plan.  The Company reserves the right to change the Funds as described in Section 3.2(d).

10.5                           Governing Law.

The Plan shall be governed by and construed in accordance with Section 409A (or other applicable section) of the Code, and any regulations promulgated thereunder, and the laws of the State of California to the extent such laws are not preempted by the Employee Retirement Income Security Act of 1974, as amended.

10.6                           Receipt or Release.

Any payment to a Participant or the Participant’s Beneficiary in accordance with the provisions of the Plan shall, to the extent thereof, be in full satisfaction of all claims against the Committee and the Company.  The Committee may require such Participant or Beneficiary, as a condition precedent to such payment, to execute a receipt and release to such effect.

10.7                           Payments on Behalf of Persons under Incapacity.

In the event that any amount becomes payable under the Plan to a person who, in the sole judgment of the Committee, is considered by reason of physical or mental condition to be unable to give a valid receipt therefor, the Committee may direct that such payment be made to any person found by the Committee, in its sole judgment, to have assumed the care of such person.  Any payment made pursuant to such determination shall constitute a full release and discharge of the Committee and the Company.

10.8                           Headings, etc. Not Part of Agreement.

Headings and subheadings in this Plan are inserted for convenience of reference only and are not to be considered in the construction of the provisions hereof.

10.9                           Limitation on Participants’ Rights.

Participation in this Plan shall not give any Eligible Employee the right to be retained in the Company’s employ or any right or interest in the Plan other than as herein provided.  The Company reserves the right to dismiss any Eligible Employee without any liability for any claim against the Company, except to the extent provided herein.

ARTICLE XI

CLAIMS PROCEDURE

11.1                           Claims Procedure.

(a)                                  Claim.  A person who believes that he or she is being denied a benefit to which he or she is entitled under this Plan (hereinafter referred to as “Claimant”) may file a written request for such benefit with the Committee, setting forth his or her claim.  The request must be addressed to the Committee at the Company’s then principal place of business.  Within a reasonable period of time, but not later than 90 days after receipt of a claim for benefits, the Committee or its delegate shall notify the Claimant of any adverse benefit determination on the claim, unless special circumstances require an extension of time for processing the claim.  In no event may the extension period exceed 90 days from the end of the initial 90-day period.  If an extension is necessary, the Committee or its delegate shall provide the Claimant with a written notice to this effect prior to the expiration of the initial 90-day period.  The notice shall describe the special circumstances requiring the extension and the date by which the Committee or its delegate expects to render a determination on the claim.

(b)                                 Claim Decision.  In the case of an adverse benefit determination, the Committee or its delegate shall provide to the Claimant written or electronic notification setting forth in a manner calculated to be understood by the Claimant:  (i) the specific reason or reasons for the adverse benefit determination, (ii) reference to the specific Plan provisions on which the adverse benefit determination is based, (iii) a description of any additional material or information necessary for the Claimant to perfect the claim and an explanation of why the material or information is necessary, and (iv) a description of the Plan’s claim review procedures and the time limits applicable to such procedures, including a statement of the Claimant’s right to bring a civil action under Section 502(a) of ERISA following an adverse final benefit determination on review.

(c)                                  Request for Review.  Within 60 days after receipt by the Claimant of notification of the adverse benefit determination, the Claimant or his duly authorized representative, upon written application to the Committee, may request that the Committee fully and fairly review the adverse benefit determination.  On review of an adverse benefit determination, upon request and free of charge, the Claimant shall have reasonable access to, and copies of, all documents, records and other information relevant to the Claimant’s claim for benefits.  The Claimant shall have the opportunity to submit written comments, documents, records, and other information relating to the claim for benefits.  The Committee’s (or delegate’s) review shall take into account all comments, documents, records, and other information submitted regardless of whether the information was previously considered in the initial adverse benefit determination.

(d)                                 Review of Decision.  Within a reasonable period of time, but not later than 60 days after receipt of such request for review, the Committee or its delegate shall notify the Claimant of any final benefit determination on the claim, unless special circumstances require an extension of time for processing the claim.  In no event may the extension period exceed 60 days from the end of the initial 60-day period.  If an extension is necessary, the Committee or its delegate shall provide the Claimant with a written notice to this effect prior to the expiration of the initial 60-day period.  The notice shall describe the special circumstances requiring the extension and the date by which the Committee or its delegate expects to render a final determination on the request for review.  In the case of an adverse final benefit determination, the Committee or its delegate shall provide to the Claimant written or electronic notification setting forth in a manner calculated to be understood by the Claimant:  (i) the specific reason or reasons for the adverse final benefit determination; (ii) reference to the specific Plan provisions on which the adverse final benefit determination is based; (iii) a statement that the Claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant to the Claimant’s claim for benefits; and (iv) a statement of the Claimant’s right to bring a civil action under Section 502(a) of ERISA following an adverse final benefit determination on review.

IN WITNESS WHEREOF, the Company has caused this document to be executed by its duly authorized officers on this             day of                                  , 2004.

THE MACERICH COMPANY

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